Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 26, 2022

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, New York 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II
Registration Statement on Form S-4
Filed September 13, 2022
File No. 333-267393

Ladies and Gentlemen:

On behalf of Legato Merger Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated October 11, 2022, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

Registration Statement on Form S-4 filed September 13, 2022

Questions and Answers About the Business Combination and Annual Meeting

Do Any of Legato II’s Directors or Officers Have Interest in the Business Combination ..., page 5

1.	Please revise to indicate the amount of common stock and private placement units held by the executive officers, directors and their affiliates.

We have revised the disclosure on page 5 of the Registration Statement as requested.

Legato II’s Directors and Executive Officers Have Financial Interests in the Business Combination, page 14

2.	Please quantify the aggregate dollar amount and describe the nature of what Legato II’s sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for Legato II’s officers and directors.

We initially wish to advise the Staff that the Company does not have any “sponsor” associated with it and we have revised the disclosure in the Registration Statement to remove any reference to a “sponsor.” We have revised the disclosure on page 15 of the Registration Statement to provide the nature of all material interests that the Company’s officers, directors and their affiliates have in the transaction as requested. However, we have not set forth an aggregate dollar amount for all interests since certain of the interests cannot be quantified (such as the right to indemnification).

Redemption Rights, page 14

3.	Please indicate the number of warrants that remain outstanding. Also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions.

We have revised the disclosure on page 14 of the Registration Statement as requested.

Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions, page 15

4.	Please revise your tabular disclosures on pages 15 and 16 to include an interim redemption level.

We have revised the tabular and narrative disclosures throughout the Registration Statement to include a 50% redemption scenario as requested.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

Sensitivity Analysis, page 16

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In addition, please revise to include an interim redemption level.

We have revised the disclosure on page 17 of the Registration Statement as requested.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 22

6.	It appears that your Net Income (loss) attributable to common unit holders or shareholders on a Pro Forma Combined basis for both the No Redemption and Maximum Redemption scenarios of $5,119 do not agree with the $4,991 of Net Income disclosed in your Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2022 disclosed on page 56. Please revise or advise.

We have revised the disclosure on page 24 of the Registration Statement as requested.

7.	It appears that your disclosures on page 23 related to Total Current Assets, Total Assets and Total Shareholder’s Equity for both the No Redemption Scenarios do not agree with the amounts reflected in your Unaudited Pro Forma Condensed Combined Financial Statements as of June 30, 2022 disclosed on page 55. In addition it does not appear that your Total Liabilities amount in the Maximum Scenario as of June 30, 2022 is the same as what is disclosed in such statements on page 55. Please revise or advise.

We have revised the disclosure on page 24 of the Registration Statement as requested.

8.	We note your disclosure that Total Unaudited Pro Forma Shareholder’s Equity and Book Value Per Share of Legato II as if the Merger were consummated on June 30, 2022 were $566,017 and $8.12 per share in the No Redemption Scenario and $285,559 and $6.78 per share in the Maximum Redemption Scenario. Based on your disclosures in your Unaudited Pro Forma Condensed Combined Financial Statements on page 55, your total pro forma combined stockholder’s equity is $506,357 and $225,899 in the No Redemption and Maximum Redemption Scenarios respectively. As a result, it would appear that your Book Value per Share amounts should be revised accordingly. Please revise or advise. Please also ensure such amounts are updated in the rest of the filing accordingly. For example, it would appear such amounts should also be revised in your earlier table on page 23 and on page 15 of your filing.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

We have revised the disclosure on page 24 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 51

9.	We note that you present a pro forma condensed balance sheet as of December 31, 2021. You should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required, which in this case is June 30, 2022. Please revise to remove your pro forma balance sheet as of December 31, 2021.

We have revised the disclosure in the Registration Statement to remove the pro forma balance sheet as requested.

10.	Please tell us and expand your disclosure to describe how the 76,604 and 49,004 diluted pro forma weighted average shares outstanding in the No Redemption and Maximum Redemption Scenarios respectively were calculated.

We have revised the disclosure on pages 58 and 59 of the Registration Statement as requested. The diluted amounts take into account Earnout Consideration Shares based on projected achievement of the 2022 Base Target and 2023 Base Target amounts.

11.	We note your disclosure on page 60 that adjustment 1(a) reflects the $9.6 million in transactions costs in consummating the Business Combination and that included within are legal, financial advisory and other professional fees related to the Business Combination and such amounts are excluded in the pro forma combined statement of operations as they will be settled as part of the transaction. Please clarify whether such adjustment relates to the deferred underwriting fees as noted on the pro forma condensed combined balance sheet or whether such adjustment also includes additional transaction costs in the form of legal financial advisory and other professional fees. Furthermore, we note your disclosure on page 101 in your disclosure regarding the estimated sources and use of cash from the transaction that you are estimating approximately $10 million in transaction costs and financial advisory fees and expenses to be incurred by Legato and Southland as part of the Business Combination. Please clarify how much of the $10 million of estimated transaction costs will be incurred by each of Legato and Southland. We remind you that transaction costs incurred by Southland as the accounting acquirer, may be offset in equity; however, transaction costs incurred by Legato are considered costs of the merger and should be accounted for in retained earnings in your pro forma condensed combine balance sheet and classified as expenses in your pro forma statement of operations. See Rule 11-02(a)(6)(i)(B) of Regulation S-X and address the need to revise your adjustments accordingly.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 61 of the Registration Statement as requested to include that the Company has incurred $9.6 million in transaction costs to date, and it is estimated that the Company will incur $0.4 million additional expenses prior to the closing of the transaction.

With respect to the second part of the Staff’s comment, we have revised the disclosure on pages 101 and 102 of the Registration Statement as requested. The Company respectfully advises the Staff that it believes the costs have been accounted for properly. The costs have been incurred by the Company and will be accounted for within retained earnings for New Southland following the consummation of the Merger.

Proposal No. 1 - The Business Combination Proposal

The Merger Agreement, page 70

12.	We note that the representations and warranties are qualified by disclosure schedules. Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

With respect to the first part of the Staff’s comment, we supplementally advise the Staff that the schedules in the Merger Agreement generally included:

●	a list of jurisdictions in which each of Southland and the Company is qualified or licensed to do business in;
●	a list of subsidiaries of each of Southland and the Company;
●	a list of consents, approvals, authorizations, permits, filings or notifications required to be made or obtained by each of Southland and the Company in connection with the proposed transaction;
●	capitalization of each of Southland and the Company;
●	indebtedness of Southland;
●	absence of certain developments of each of Southland and the Company;
●	real property of Southland;
●	intellectual property of Southland;
●	material permits of Southland to engage in its business;
●	tax matters of Southland;
●	employee benefits of Southland;
●	labor matters of Southland;
●	environmental matters of Southland;
●	material contracts of each of Southland and the Company;
●	material customers and suppliers of Southland;
●	litigation of Southland;
●	insurance matters of Southland; and

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

●	SEC reports of the Company.

With respect to the second part of the Staff’s comment, we respectfully direct the Staff to page II-4 of the Registration Statement which already includes an agreement to furnish the Staff with a copy of any omitted schedule upon request.

Background of the Business Combination, page 79

13.	Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references changing terms and negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. As non-exclusive examples only, we note the following:

●	You reference Legato II’s February 15, 2022 initial offer to acquire Southland but do not specify the terms of the offer or whether/how the terms changed as the parties worked through the valuation model;

●	You reference “various options and alternatives” discussed on March 1, 2022 but do not identify the options and alternatives;

●	You reference several drafts of the proposed merger agreement, including revisions to the definition of adjusted EBITDA and the minimum cash closing condition, but you do not detail or explain the importance of the merger agreement negotiations;

●	You reference the hiring of a third-party claims consultant to audit and review Southland’s claims, WIP, backlog and receivables but do not provide an explanation as to why the claims report was sought by Legato II or whether/how the claims report impacted the negotiations.

Please clarify the discussion points, including these examples; identify the original terms; and explain how and why any terms were revised over time.

We have revised the disclosure in the Registration Statement in the section titled “Background of the Business Combination” as requested.

Free Cash Flow Potential, page 88

14.	We note your disclosure that Southland’s adjusted cash flow from operations would have been approximately $174.8 million for the year ended 2020 had purchase accounting guidance not been applied. We further note your disclosure that

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

Southland’s 2021 cash flow from operations reflects a reduction of approximately $141 million in cash flows from the change in contract liabilities related to the surety fund cash received as part of the acquisition and that these adjustments result in positive adjusted cash flows from operations, for the two years ended December 31, 2021, of approximately $83.4 million. It appears that your disclosure regarding adjusted cash flow from operations meets the definition of a Non GAAP measure and should be reconciled to its nearest GAAP measure in accordance with Item 100(a)(2) of Regulation G and Item 10(e) of Regulation S-K. Please provide such reconciliation in your next amendment or tell us why you do not believe such reconciliation is needed. Furthermore, based on the nature of the adjustments, please tell us how you considered whether the adjustments result in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.

We have revised the disclosure in the Registration Statement to include a reconciliation showing adjusted cash flow from operating activities as reconciled to the GAAP figure net cash used in operating activities for the years ended December 31, 2021, and December 31, 2020, respectively.

Comparable Company Analysis, page 90

15.	Please provide more detail about how Legato II selected the companies used in its comparable company analysis. Also, disclose whether any companies meeting the criterion of publicly traded engineering and construction firm were excluded from the analysis.

We have revised the disclosure on pages 90 and 91 of the Registration Statement as requested.

Discounted Cash Flow Analysis, page 91

16.	Please disclose the basis for the following assumptions:

●	EBITDA margins of 8.7%;

●	Weighted average cost of capital of 10.9%; and

●	Net debt of $2 million.

Please also clarify if the sample of comparable publicly traded companies was the same as that used in the comparable company analysis.

We have revised the disclosure on page 92 of the Registration Statement as requested.

Certain Forecasted Financial Information, page 92

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

17.	We note your disclosure on page 92 that the table summarizes the key elements of Southland’s financial projections. We also note your disclosure on page 95 that in arriving at its fairness and valuation opinion, your financial advisor reviewed, among other information, projections with respect to the future financial performance of Southland prepared by management of Southland. Please disclose in the prospectus the financial projections relied upon by your financial advisor in arriving at its opinion and include complete descriptions of the underlying assumptions.

The Company wishes to advise the Staff that the projections relied upon by the Company’s financial advisor were the same projections disclosed on pages 92 and 93 of the Registration Statement. We have revised the disclosure on page 94 of the Registration Statement to clarify the foregoing.

Reasonable Basis Review of Southland’s Financial Projections and Underlying Assumptions, page 93

18.	Please tell us, with a view toward revised disclosure, whether EarlyBird or Legato have requested or considered requesting an updated certification. We note in this respect the passage of three months since June 30, 2022 and the significant events in both the public stock markets and economy at large since then.

In connection with responding to the Staff’s comment, Zukin has provided an updated RBR Report to EarlyBirdCapital and the Company and such updated report has been included in the Registration Statement.

19.	We note your disclosure that the Zukin report includes a “partial list” of documents Zukin received and reviewed, including documents obtained from Southland. With a view toward revised disclosure, please tell us what documents received from Southland are not included in the partial list.

The Company has been advised by Zukin that it reviewed those documents it deemed necessary for due diligence and utilized a subset of such documents already described in the RBR Report. The following is a supplemental list of other items that were reviewed by Zukin as a function of due diligence, but were not initially included in the list:

1.)	American Bridge Headquarters appraisal;
2.)	Southland capitalization table by holder and by entity;
3.)	Legacy company Accounts Receivable data;
4.)	Federal Tax returns of Southland entities for years FY 2020 and FY 2021;
5.)	American Bridge IT Disaster recovery plan;
6.)	Major suppliers lists;
7.)	Employee counts, turnover information;
8.)	Employee benefits guide, handbook and new hire packet information;

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

9.)	Southland Schedule of Employee/Contractor Claims in Litigation;
10.)	Trademarks and copyrights;
11.)	Insurance policy summaries; and
12.)	Prime contracts detail.

The updated RBR Report referred to in response to comment 19 above now lists the foregoing documents for an investor’s understanding of the documents reviewed.

Opinion of Legato II’s Financial Advisors, page 94

20.	Please revise to provide a clear explanation as to why the fairness opinion was obtained by the board.

We have revised the disclosure on page 82 of the Registration Statement as requested.

21.	We note that Cassel Salpeter’s opinion is dated May 24, 2022 and that you are working to complete the merger by the end of the first quarter of 2023. Please disclose whether any material changes in Southland’s operations, performance or in any of the projections or assumptions upon which Cassel Salpeter based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting. Please also disclose how you will address material changes in your assumptions or projections that take place after the proxy statement is mailed to shareholders.

We have revised the disclosure on page 93 of the Registration Statement as requested.

Interests of Certain Persons in the Proposed Transaction, page 99

22.	Please expand your disclosure to highlight all material interests in the transaction held by the sponsor and Legato II’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Southland. In addition, please clarify how the Legato II board considered these conflicts in negotiating and recommending the business combination.

We have revised the disclosure on page 100 of the Registration Statement as requested.

23.	We note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EarlyBirdCapital that are contingent on completion of the business combination.

We have revised the disclosure on page 101 of the Registration Statement as requested.

Sources and Uses, page 100

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

24.	We note that the sources and uses in the slide deck filed by Legato II under Form 8-K on September 19, 2022 differ from disclosures in the Form S-4. Please revise to reconcile.

We have revised the disclosure on pages 101 and 102 of the Registration Statement as requested.

Recommendation of the Legato II Board of Directors, page 103

25.	Please disclose how, if at all, the Legato II board of directors considered the Zukin report.

We have revised the disclosure on page 87 of the Registration Statement as requested.

26.	Please revise to address how, if at all, the board took into account the consideration to be paid for Southland in recommending the transaction to Legato II shareholders for their approval.

We have revised the disclosure on page 84 of the Registration Statement as requested.

27.	Please disclose how, if at all, the Legato II board of directors considered the Cassel Salpeter report/opinion.

We have revised the disclosure on page 87 of the Registration Statement as requested.

U.S. Federal Income Tax Considerations, page 115

28.	Please remove language in the first paragraph on page 115 that the “discussion is included for general informational purposes only....” Investors are entitled to rely on your disclosure.

We have revised the disclosure on page 115 of the Registration Statement to remove the above-referenced disclosure as requested.

Information About Legato II

Voting Restrictions in Connection with Stockholder Meeting, page 123

29.	We note your disclosure regarding potential purchases of public shares by Legato II insiders or their affiliates for the purpose of influencing the stockholder vote to approve the business combination proposal at the annual meeting. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure interpretation 166.01 for guidance.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

We have revised the disclosure on page 123 of the Registration Statement to remove any inference that share purchases would be made to influence the stockholder vote as requested.

Information About Southland Overview, page 137

30.	Please revise to provide a basis for the statements that Southland “is a diverse leader in specialty infrastructure construction” and “has become a diversified industry leader.”

We have revised the disclosure on pages 137 and 145 of the Registration Statement as requested.

Southland’s Management’s Discussion and Analysis

Overview, page 145

31.	Please revise to provide a basis for the statements that Southland “is a diverse leader in specialty infrastructure construction” and “has become a diversified industry leader.”

We refer the Staff to our response to comment 30 above.

Results of Operations, page 148

32.	Please quantify the impact of each factor you identify as materially contributing to the changes in your revenue, cost of revenues and selling, general and administrative costs for each of the periods presented. Please refer to Items 303 of Regulation S-K.

We have revised the disclosure on pages 148 and 149 of the Registration Statement as requested.

33.	We note that financial information in the slide deck filed by Legato II under Form 8-K on September 19, 2022 differs from disclosure in the S-4. As a non-exclusive example only, the income statement for the six months ended June 30, 2021 differs between slide 25 and page 152. Please revise to reconcile or advise as appropriate.

We have revised the disclosure in the Registration Statement to be consistent with the financial information in the slide deck filed by the Company under Form 8-K on September 19, 2022 as requested.

Liquidity, Capital Commitments and Resources, page 154

34.	Please provide a more robust analysis of the changes in cash flows generated from (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers impacting those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

We have revised the disclosure on pages 154 and 155 of the Registration Statement as requested.

35.	Based on disclosure elsewhere within your filing, it appears there will be residual cash available subsequent to the merger for future working capital requirements and capital expenditures. Please expand your disclosure to address any reliance on available cash from the merger to meet your liquidity requirements. Your discussion should address how such liquidity requirements are impacted by potential changes in the level of redemptions, which directly impact the amount of residual cash available for use.

We have revised the disclosure on page 154 of the Registration Statement as requested.

Backlog, page 157

36.	Please revise to address the following:

●	Bifurcate your backlog by segment;

●	Discuss management’s expectations regarding when the backlog will convert to revenue; and

●	Disclose the dollar amount not expected to be filled within the current year. In addition, to the extent material, bifurcate the backlog acquired in the American Bridge acquisition. In this regard, we note your disclosure on pages 152-153 regarding the impacts on your results of operations from working off backlog acquired.

We have revised the disclosure on pages 157 and 158 of the Registration Statement to include (i) backlog by segment, (ii) Southland’s expectations of when backlog will settle, (iii) the amount of backlog not expected to be filled within one year and (iv) the amount of backlog acquired in the American Bridge acquisition, net of surety funds, as requested.

Market Risks, Trends and Security Analyses, page 157

37.	We note your statement on page 157, “We do not believe that COVID-19 has had a material impact on our operating results....” However, we also note your risk factors disclosure that the COVID-19 pandemic has adversely impacted your business, financial condition and results of operations. Please revise or advise as appropriate.

We have revised the disclosure on page 158 of the Registration Statement as requested.

38.	We note your disclosure on page 158 that although your operations can be impacted by increases in prices, you did not have material impacts to your profitability due to

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

increased costs for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. Please expand your disclosure to address the six months ended June 30, 2022.

We have revised the disclosure on page 158 of the Registration Statement as requested.

Contractual Obligations, page 159

39.	Please expand your disclosure to include information regarding your debt obligations as of June 30, 2022.

We have revised the disclosure on page 159 of the Registration Statement to include information about the increase in borrowings on Southland’s revolving loan as of June 30, 2022 as requested.

Description of New Southland Capital Stock

Legato II Warrants, page 177

40.	Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. 2.

We have revised the disclosure on page 179 of the Registration Statement as requested.

Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-46

41.	For your capitalized contract assets related to your mobilization costs and costs to insure a contract, please explain to us and expand your disclosure to discuss the method used to amortize such costs over the life of the contract. Furthermore, please disclose the closing balances of your capitalized contract assets by main category of asset and the related amount of amortization expense recognized during the period. See ASC 340-40-50-2 and ASC 340-40-50-3.

We have revised the disclosure in the Registration Statement to include a reconciliation of Southland’s “costs to fulfill, net” which includes mobilization costs and costs to insure contracts, and disclosed amortization expense for each of the last three years. Additionally, we have included Southland’s amortization method for expenses as requested.

Goodwill and Indefinite-Lived Intangibles, page F-49

42.	We note your disclosure that you have three reporting units and currently identify two reporting units. Please further clarify the number of reporting units you have identified. To the extent you are aggregating any reporting units, please tell us and

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

expand your policy disclosures to explain how you considered the component aggregation guidance in ASC 350-20-35-35.

We have revised the disclosure on page F-49 of the Registration Statement to indicate Southland’s operating segments. One of Southland’s operating segments can be further disaggregated to include two reporting units based on its customer mix and separate management. Additionally, we have added disclosure regarding how Southland implemented the component aggregation guidance in ASC 350-20-35-35 as requested.

3. Business Combinations, page F-52

43.	We note your disclosure that as part of your acquisition of American Bridge, you recognized the estimated fair value of certain joint venture investments which are primarily related to the Tappen Zee Constructors investment and is mostly comprised of the forecasted recovery of a claim in connection to the Tappan Zee Constructors joint venture. We further note your disclosure that in order to estimate fair value of the investment in subsidiaries, the Tappan Zee investment balance has been discounted to present value using a 4% discount rate and four-year term, which is estimated to be the amount of time for the claim to settle. It also appears that as part of the merger agreement, certain sureties have agreed to fund partner capital calls in exchange for a portion of the claim recovery over $15 million. In order to better understand the Company’s accounting related to this joint venture please tell us the following:

●	What are the facts and circumstances that drove the claim and whether there is any incremental work to be performed on the underlying contract related to the claim in question;

●	The current status of the claim;

●	The amount of claim that was recognized as of the September 30, 2020 as part of the identified assets assumed as part of the American Bridge acquisition. Please confirm whether such amount is included in the $95 million investments line item in the table disclosed on page F-53;

●	How you determined the $43 million in accrued liability related to the sureties as of September 30, 2020;

●	The amounts recognized related to the claim and associated accrued liability to the sureties as of December 31, 2021 and June 30, 2022. Please also confirm the location of the claim and associated accrued liability on your Consolidated Balance Sheet as of December 31, 2021 and June 30, 2022;

●	Please tell us whether the claim related to this matter is related to the $105.1 million claim amount as of December 31, 2021 included in your investments (equity method) line item as disclosed on page F-61; and

●	How the Company is accounting for the claim on a prospective basis after initially recognizing it as of the acquisition date

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

In providing your response, please cite all relevant accounting guidance you relied on initially recognizing the asset as of the acquisition date and any subsequent accounting.

[***]

8. Cost and Estimated Earnings on Uncompleted Contracts, page F-60

44.	Please disclose the amount of revenue recognized during the reporting period that was included in contract liabilities at the beginning of the period pursuant to ASC 606-10-50¬8b for all periods presented.

The Company has been advised that on January 1, 2020, Southland had contract liabilities of $73.5 million, all of which was recognized as revenue during the year ended December 31, 2020. On January 1, 2021, Southland had contract liabilities of $284.8 million, of which $161.6 million was recognized as revenue during the year ended December 31, 2021. We have included the foregoing on page F-61 of the Registration Statement as requested.

15. MultiEmployer Plans, page F-68

45.	Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in the plan’s most recently available annual report. Please also disclose the specific year-end date of the plan to which the annual report relates. Refer to ASC 715-80-50-5(e)(2).

The Company has been advised that none of Southland’s plans currently meet the 5% threshold. We have revised the disclosure in the Registration Statement to reference that none of Southland’s contributions reach the 5% threshold as well as the fiscal year of the multiemployer plans as requested.

19. Remaining Unsatisfied Performance Obligations, page F-71

46.	Based on your backlog disclosures, please revise your disclosures to quantify your remaining performance obligations and provide an explanation of when the entity expects to recognize such remaining performance obligations as revenue either on a quantitative basis using the time bands that would be most appropriate or by using qualitative information. See ASC 606-10-50-13.

We have revised the disclosure in the Registration Statement to include an estimate as of December 31, 2021 as to when backlog will be recognized as revenue.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

Exhibits

47.	We note your references on pages 82 and 83 to the claims report prepared by Hill International at your request. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

We wish to advise the Staff that investors are not being asked to rely on any report or opinion of Hill International as an expert and such report was never intended to be included or summarized in the disclosure of the Registration Statement. As a result, we have revised the disclosure in the Registration Statement to remove reference to Hill International and the claims report. We therefore respectfully believe that no consent is required to be filed with the Registration Statement.

48.	Please file as exhibits any loan agreements between Southland and Southland officers. In this regard, we note your disclosure on page 174 regarding related party loans. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We have included as exhibits to the Registration Statement the Southland promissory notes identified in the section titled “Certain Relationships and Related Party Transactions — Southland.”

Annex F: Reasonable Basis Review Report of Zukin Certification Services, LLC, page F-1

49.	Please revise this report to define all abbreviations used (for example, “DSO” and “DPO” noted on page F-10).

The report has been updated as requested to include definitions of the abbreviations used in such report.

50.	We note that Zukin “relied in part” on the listed materials on page F-1. With a view toward revised disclosure, please tell us what other materials Zukin relied upon in preparing its report.

The Company has been advised by Zukin that in addition to the items listed above in response to comment 19, Zukin relied on the following:

-	Review of publicly traded comparables performance;

-	Reports from Zippia, Statista, GlobalData and IBIS on historical US construction market growth 2016 – 2021; and

-	S&P US Economic Forecast data through FY 2025 including data on CPI, housing starts, 10 year treasury yield, consumer spending, unemployment rates, light vehicle sales, real GDP, residential and non-residential investment.

The RBR Report has been updated in the Registration Statement to include the foregoing.

Confidential Treatment Requested by Legato Merger Corp. II

Securities and Exchange Commission

October 26, 2022

51.	Please provide supplemental support for the statement, noted on page F-2, that “Southland has achieved historical revenue and EBITDA growth at rates significantly higher than that of the overall engineering and construction industry and heavy construction and engineering segment over the last five years.”

The Company has been advised by Zukin that the average of figures provided in research from Zippia, Statista, GlobalData and IBIS on the historical size / growth of the US construction market from 2016 – 2021 provide for a Compound Annual Growth Rate (CAGR) of 3.83%. The global heavy and civil engineering construction market grew at a CAGR of 2.5% from 2016 – 2021 and was estimated to have grown 9.7% from 2021 to 2022.

https://tealfeed.com/heavy-civil-engineering-construction-market-2022-f7muc

During the period 2017 to 2021, Southland achieved CAGR in revenue and EBITDA, respectively, of 22.3% and 17.2%, respectively.

This comparison has been included in the revised RBR Report filed with the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Gregory Monahan, CEO

Confidential Treatment Requested by Legato Merger Corp. II